Filed by Wells Fargo & Company Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Wachovia Corporation (Commission File No. 001-10000)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): December 23, 2008

WELLS FARGO & COMPANY
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation)	001-02979 (Commission File Number)	No. 41-0449260 (I.R.S. Employer Identification No.)

420 Montgomery Street, San Francisco, California 94104
(Address of Principal Executive Offices) (Zip Code)

1-866-249-3302
(Registrant’s Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

þ	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
¨	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
¨	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
¨	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers; Compensatory Arrangements of Certain Officers.

             In connection with the pending merger (the “Merger”) of Wachovia Corporation (“Wachovia”) with and into Wells Fargo & Company (“Wells Fargo”), the Board of Directors of Wells Fargo resolved, effective as of December 23, 2008, to elect John D. Baker, II, Donald M. James, Mackey J. McDonald, and Robert K. Steel, each of whom is currently a director of Wachovia, a director of Wells Fargo. The elections will be effective as of January 1, 2009, and are contingent upon the completion of the Merger, which is anticipated to occur effective December 31, 2008. Mr. Baker has been named to the Audit and Examination and Credit Committees of the Board. Mr. Baker has served as a director of Wachovia since 2001. Mr. James has been named to the Finance and Human Resources Committees of the Board. Mr. James has served as a director of Wachovia since 2004. Mr. McDonald has been named to the Governance and Nominating and Human Resources Committees of the Board. Mr. McDonald has served as a director of Wachovia since 1997. Mr. Steel has been named to the Credit and Finance Committees of the Board. Mr. Steel has served as a director of Wachovia since July 2008.

             Messrs. Baker, James, McDonald and Steel will each receive customary fees and equity awards from Wells Fargo for serving as a director in accordance with Wells Fargo’s director compensation policy then in effect. Contingent upon their election to the Board, Wells Fargo will grant, on January 2, 2009, to each of Messrs. Baker, James, McDonald and Steel shares of Wells Fargo common stock having an award value of $23,333 and an option to purchase Wells Fargo common stock having an award value of $20,000. The number of shares of Wells Fargo common stock subject to each stock grant will be determined by dividing the award value of $23,333 by the closing price of Wells Fargo common stock on January 2, 2009, rounded up the nearest whole share. The stock grants will vest in full on the date of grant. The number of shares of Wells Fargo common stock subject to each option grant will be determined by dividing the award value of $20,000 by an amount equal to 25% of the closing price of Wells Fargo common stock on January 2, 2009, rounded up the nearest even 10 shares. The exercise price of each option will be the closing price of Wells Fargo common stock on January 2, 2009. The option grants will vest in full on the first anniversary of the date of grant and will remain exercisable for 10 years from the date of grant.

             Wells Fargo’s press release announcing the election of Messrs. Baker, James, McDonald, and Steel to the Board is furnished as Exhibit 99.1 to this Form 8-K and is incorporated herein by reference.

Item 8.01. Other Events.

             On December 23, 2008, Wachovia held a special meeting of shareholders to consider and vote upon a proposal to approve the Agreement and Plan of Merger by and between Wachovia and Wells Fargo, dated as of October 3, 2008, as amended. The proposal was adopted by the requisite vote of Wachovia shareholders. On December 23, 2008, Wachovia and Wells Fargo issued a joint press release regarding this voting result, a copy of which is furnished as Exhibit 99.2 to this Form 8-K and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit	Description
99.1	Press release dated December 23, 2008
99.2	Press release dated December 23, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 23, 2008	WELLS FARGO & COMPANY
	By:	/s/ James M. Strother
James M. Strother Executive Vice President and General Counsel

EXHIBIT INDEX

Exhibit	Description
99.1	Press release dated December 23, 2008
99.2	Press release dated December 23, 2008

Exhibit 99.1

Media Melissa Murray 415-396-4417	Investors Jeanine Sundt 612-667-9799

WELLS FARGO BOARD ELECTS FOUR MEMBERS FROM WACHOVIA

SAN FRANCISCO, December 23, 2008 – Wells Fargo & Company’s (NYSE:WFC) Board of Directors said today it has elected four members of Wachovia Corporation’s Board to the Company’s Board of Directors. The elections will be effective January 1, 2009, subject to the closing of Wells Fargo’s merger with Wachovia which is expected to be completed by the end of this month.

The four are:

●	John D. Baker, II, 60, president and CEO of Patriot Transportation Holding, Inc., Jacksonville, Fla., a motor carrier, flatbed transportation hauler and real estate management company. He will serve on Wells Fargo’s Audit and Examination and Credit Committees. Before becoming CEO of Patriot, he was president and CEO of Florida Rock Industries, Inc. He has served on Wachovia’s Board since 2001 and is on the Boards of Patriot Transportation Holding, Inc., and Vulcan Materials Company.
●	Donald M. James, 59, chairman and CEO of Vulcan Materials Company, a construction materials company based in Birmingham, Ala. He will serve on Wells Fargo’s Finance and Human Resources Committees. He has served on Wachovia’s Board since 2004 and is on the Boards of The Southern Company and Vulcan Materials Company.
●	Mackey J. McDonald, 62, retired chairman and CEO of VF Corporation, an apparel manufacturer in Greensboro, N.C. He will serve on Wells Fargo’s Governance and

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Nominating and Human Resources Committees. He was CEO of VF Corporation from 1996 to 2008. He began his career at VF in 1983 and held a number of management positions. He has served on Wachovia’s Board since 1997.
●	Robert K. Steel, 57, president and CEO of Wachovia Corporation. He will serve on Wells Fargo’s Credit and Finance Committees. Before joining Wachovia and its Board in July 2008, he was Under Secretary of the United States Department of the Treasury for Domestic Finance. He served as a Senior Fellow at John F. Kennedy School of Government at Harvard University from 2004 to 2006. He joined Goldman Sachs in 1976 and was a Vice Chairman of Goldman Sachs Group, Inc. from 2002 to 2004. He is chairman of Duke University’s Board of Trustees.

"We welcome John, Don, Mackey and Bob to our Board and look forward to benefiting from their executive leadership talent, experience and their knowledge of Wachovia’s markets and customers,” said Wells Fargo Chairman Dick Kovacevich. “Their guidance and counsel will help us successfully integrate Wells Fargo and Wachovia so that together we can satisfy all our customers’ financial needs and help them succeed financially.”

“The election of these Board members is another major milestone in the merger process,” added John Stumpf, president and CEO of Wells Fargo. “These four new directors are significant additions to our Board, and will reflect the true national scope of our company in all our major lines of business. We look forward to holding our February Board meeting in Charlotte, which will be our headquarters for Eastern Community Banking, and introducing Wells Fargo’s Board to Wachovia’s hometown.”

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These new Board members increase the number of Wells Fargo directors to 20. Wells Fargo’s Board also consists of:

John S. Chen, chairman, president and CEO of Sybase, Inc., Dublin, Calif.;
Lloyd H. Dean, president and CEO of Catholic Healthcare West, San Francisco;
Susan E. Engel, retired chairwoman and CEO of Lenox Group Inc., Eden Prairie, Minn.;
Enrique Hernandez, Jr., chairman, president and CEO of Inter-Con Security Systems, Inc., Pasadena, Calif.;
Robert L. Joss, Philip H. Knight professor and dean of the Graduate School of Business at Stanford University, Palo Alto, Calif.;
Richard M. Kovacevich, chairman of Wells Fargo;
Richard D. McCormick, chairman emeritus of US WEST, Inc., Denver, Colo.;
Cynthia H. Milligan, dean of the College of Business Administration at the University of Nebraska-Lincoln;
Nicholas G. Moore, retired global chairman of PricewaterhouseCoopers, New York;
Philip J. Quigley, retired chairman, president and CEO of Pacific Telesis Group, San Francisco;
Donald B. Rice, president and CEO of Agensys, Inc., Santa Monica, Calif.;
Judith M. Runstad, of counsel to Foster Pepper PLLC, Seattle;
Stephen W. Sanger, retired chairman of General Mills, Inc., Minneapolis, Minn.;
John G. Stumpf, president and CEO of Wells Fargo;
Susan G. Swenson, President and CEO of Sage Software, the North American division of the Sage Group plc, United Kingdom; and
Michael W. Wright, retired chairman and CEO of SUPERVALU INC., Eden Prairie, Minn.

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Each of the new directors will be considered independent under the New York Stock Exchange’s corporate governance listing standards and Wells Fargo’s Corporate Governance Guidelines. Additional information about the new directors is contained in Wells Fargo’s Current Report on Form 8-K filed December 23, 2008.

Wells Fargo & Company is a diversified financial services company with $622 billion in assets, providing banking, insurance, investments, mortgage and consumer finance through almost 6,000 stores and the internet (wellsfargo.com) across North America and internationally. Wells Fargo Bank, N.A. has the highest possible credit rating, “Aaa,” from Moody’s Investors Service and the highest credit rating given to a U.S. bank, “AA+,” from Standard & Poor’s Ratings Services.

Information about the Merger
In connection with the proposed merger with Wachovia Corporation, Wells Fargo & Company has filed with the Securities and Exchange Commission (“SEC”), among other relevant documents, a registration statement on Form S-4 that includes a proxy statement of Wachovia that also constitutes a prospectus of Wells Fargo. Wachovia shareholders and other investors are urged to read the final proxy statement-prospectus because it describes the proposed merger and contains other important information. You may obtain copies of all documents with the SEC regarding the proposed merger, free of charge, at the SEC’s website (www.sec.gov). You may also obtain free copies of these documents by contacting Wells Fargo or Wachovia as follows.

Wells Fargo & Company, Investor Relations, MAC A0101-025, 420 Montgomery Street, 2nd Floor, San Francisco, California 94104-1207, (415) 396-3668.

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Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, North Carolina 28288, (704) 374-6782.

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Exhibit 99.2

Wachovia Corporation

Media	Investors
Christy Phillips-Brown	Alice Lehman
704-383-8178	704-374-4139

Mary Eshet	Ellen Taylor
704-383-7777	212-214-1904

Wells Fargo & Company

Media	Investors
Julia Tunis Bernard	Emily Janowsky
415-222-3858	415-396-4496

Wachovia Announces Shareholder Approval of Wells Fargo Merger

Charlotte, December 23, 2008 – Wachovia Corporation (NYSE: WB) announced today that its shareholders approved the Wells Fargo merger at its special meeting of shareholders. The merger was approved by approximately 76 percent of the votes entitled to be cast by the holders of Wachovia’s outstanding shares of common stock and Series M preferred stock, including a majority of the outstanding shares of Wachovia’s common stock.

“We are pleased that Wachovia’s shareholders agree that the Wells Fargo/Wachovia combination will provide superior growth and long-term value to shareholders, customers, employees and our communities,” said Robert K. Steel, CEO of Wachovia. “We received overwhelming support from Wachovia’s shareholders today, with approximately 96 percent of the votes cast by Wachovia shareholders approving the transaction.”

“We believe our combined company will be a compelling value for Wachovia shareholders – and today’s vote shows they agree,” said Wells Fargo President and CEO John Stumpf. “Shareholders’ approval is a major step toward completing the merger and we now look forward to the official merger of our two companies a week from tomorrow. The actual merger integration of our companies’ systems, operations, products and services will be done very thoughtfully and deliberately over the next two to three years. I want to assure all customers of both companies that we’ll approach every discussion on the integration and conversion from the standpoint of what’s best for our customers.”

Wells Fargo and Wachovia Corporation announced their intention to merge on Oct. 3, 2008. The transaction is expected to close by the end of the year.

About Wells Fargo
Wells Fargo & Company is a diversified financial services company with $622 billion in assets, providing banking, insurance, investments, mortgage and consumer finance through almost 6,000 stores and the internet (wellsfargo.com) across North America and internationally. Wells Fargo Bank, N.A. has the highest possible credit rating, “Aaa,” from Moody’s Investors Service and the highest credit rating given to a U.S. bank, “AA+,” from Standard & Poor’s Ratings Services.

About Wachovia
Wachovia Corporation (NYSE:WB) is one of the nation's largest diversified financial services companies, with assets of $764.4 billion and market capitalization of $7.6 billion at September 30, 2008. Wachovia provides a broad range of retail banking and brokerage, asset and wealth management, and corporate and investment banking products and services to customers through 3,300 retail financial centers in 21 states from Connecticut to Florida and west to Texas and California, and nationwide retail brokerage, mortgage lending and auto finance businesses. Globally, clients are served in selected corporate and institutional sectors and through more than 40 international offices. Our retail brokerage operations under the Wachovia Securities brand name manage more than $1.0 trillion in client assets through 14,600 financial advisors in 1,500 offices nationwide. Online banking is available at wachovia.com; online brokerage products and services at wachoviasec.com; and investment products and services at evergreeninvestments.com.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about the expected completion date of the merger and the combined company after the merger. Actual results may differ significantly from the expectations described in the forward-looking statements. Forward-looking statements speak only as of the date they are made, and we do not undertake to update them to reflect changes that occur after that date. For a discussion of factors that may cause actual results to differ from expectations, refer to each company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, and Annual Report on Form 10-K for the year ended December 31, 2007, including information incorporated into each company’s 10-K from their respective 2007 annual reports, filed with the Securities and Exchange Commission (SEC) and available on the SEC’s website at www.sec.gov.

INFORMATION ABOUT THE MERGER

In connection with the proposed merger with Wachovia Corporation, Wells Fargo & Company has filed with the SEC, among other relevant documents, a registration statement on Form S-4 that includes a proxy statement of Wachovia that also constitutes a prospectus of Wells Fargo. Wachovia shareholders and other investors are urged to read the final proxy statement-prospectus because it describes the proposed merger and contains other important information. You may obtain copies of all documents filed with the SEC regarding the proposed merger, free of charge, at the SEC’s website (www.sec.gov). You may also obtain free copies of these documents by contacting Wells Fargo or Wachovia, as follows:

Wells Fargo & Company, Investor Relations, MAC A0101-025, 420 Montgomery Street, 2nd Floor, San Francisco, California 94104-1207, (415) 396-3668.

Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, North Carolina 28288, (704) 374-6782

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